

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2023

Robert Steele
Chief Executive Officer
THUMZUP MEDIA Corp
11845 W. Olympic Blvd
Suite 1100W #13
Los Angeles, CA 90064

> **Re: THUMZUP MEDIA Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 31, 2023**
> **File No. 333-255624**

Dear Robert Steele:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9A. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page 32

1.   You disclose that "This annual report on Form 10-K does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies." Considering that you have filed a Form 10-K for the year ended December 31, 2021, you have filed an annual report pursuant to section 13(a) or 15(d) of the Exchange Act for the prior fiscal year. As such, you are required to include Management's annual report on internal control over financial reporting in your 10-K for the year ended December 31, 2022. Refer to Item 3-08 or Regulation S-K. Please amend your filing to include this report.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Laura Veator, Senior Staff Accountant, at (202)-551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202)-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jack Fattal